UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Melinta Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

58549G 100

(CUSIP Number)

Anna Kim, Esq.

Vatera Capital Management LLC

400 Royal Palm Way, Suite 212

Palm Beach, FL 33480

(561) 300-4860

With a copy to:

Gordon R. Caplan, Esq.

Sean M. Ewen, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

212-728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement on Schedule 13D (this “Schedule 13D”), and is filing this Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.     ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 58549G 100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vatera Healthcare Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 16,007,237
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 16,007,237
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,007,237
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculations are based upon 56,020,254 shares of Common Stock of the Issuer outstanding as of November 2, 2018, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2018.

CUSIP No. 58549G 100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VHPM Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 600,722
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 600,722
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,722
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculations are based upon 56,020,254 shares of Common Stock of the Issuer outstanding as of November 2, 2018, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2018.

CUSIP No. 58549G 100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vatera Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,607,959
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,607,959
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,607,959
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.6% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculations are based upon 56,020,254 shares of Common Stock of the Issuer outstanding as of November 2, 2018, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2018.

CUSIP No. 58549G 100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kevin Ferro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,607,959
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,607,959
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,607,959
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.6% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Calculations are based upon 56,020,254 shares of Common Stock of the Issuer outstanding as of November 2, 2018, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2018.

CUSIP No. 58549G 100

This Amendment No. 7 (this “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission on November 3, 2017 (the “Original Schedule 13D”), the Amendment No. 1 to the Original Schedule 13D filed with the Securities and Exchange Commission on November 29, 2017 (“Amendment No. 1”), the Amendment No. 2 to the Original Schedule 13D filed with the Securities and Exchange Commission on January 8, 2018 (“Amendment No. 2”), the Amendment No. 3 to the Original Schedule 13D filed with the Securities and Exchange Commission on May 31, 2018 (“Amendment No. 3”), the Amendment No. 4 to the Original Schedule 13D filed with the Securities and Exchange Commission on November 8, 2018 (“Amendment No. 4”), the Amendment No. 5 to the Original Schedule 13D filed with the Securities and Exchange Commission on November 21, 2018 (“Amendment No. 5”) and the Amendment No. 6 to the Original Schedule 13D filed with the Securities and Exchange Commission on December 20, 2018 (“Amendment No. 6” and, collectively with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 Amendment No. 4 and Amendment No. 5, the “Schedule 13D”) with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Melinta Therapeutics, Inc. (the “Issuer”), whose principal executive offices are located at 300 George Street, Suite 301, New Haven, CT 06511. The shares of Common Stock beneficially owned by the Reporting Persons as reported herein are referred to as the “Shares.” Information given in response to each item should be deemed incorporated by reference in all other items, as applicable. Capitalized terms used without definition in this Amendment have the meanings ascribed thereto in the Schedule 13D.

Item 2.	Identity and Background

Item 2 is hereby amended and restated in its entirety.

(a)	This Schedule 13D is jointly filed by the following persons:

i.	Vatera Healthcare Partners LLC (“Vatera Healthcare”), a Delaware limited liability company;

ii.	VHPM Holdings LLC (“VHPM”), a Delaware limited liability company;

iii.	Vatera Capital Management LLC (“VCM”), a Delaware limited liability company and the manager of Vatera Healthcare and VHPM; and

iv.	Kevin Ferro, a United States citizen and the Chief Executive Officer and Managing Member of VCM.

On January 2, 2019, Vatera Holdings was replaced as manager of Vatera Healthcare and VHPM by VCM which was appointed as the manager of Vatera Healthcare and VHPM.

The persons identified in (i) through (iv) above are herein referred to as the “Reporting Persons.” Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.

The Reporting Persons have entered into a Joint Filing Agreement, dated January 3, 2019, a copy of which is attached as Exhibit 12 hereto, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Act.

(b)	The principal business address of the Reporting Persons is 400 Royal Palm Way, Suite 212, Palm Beach, FL 33480.

(c)

The principal business of Vatera Healthcare is acting as a shareholder of the Issuer and certain other healthcare-related portfolio companies. The principal business of VHPM is acting as a shareholder of the Issuer. The principal business of VCM is serving as the manager of Vatera Healthcare and VHPM.

Mr. Ferro serves as the Chief Executive Officer and Managing Member of VCM and may be deemed to control the Reporting Persons. Mr. Ferro also serves as a director and non-executive Chairman of the Issuer’s Board of Directors. Other than Mr. Ferro, there are no persons who serve in the capacity of an executive officer, manager or director of the Reporting Persons.

(d)	None of the Reporting Persons has during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons has during the past five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

(f)	See Item 2(a) above for the citizenship or place of organization, as applicable, of each of the Reporting Persons.

CUSIP No. 58549G 100

Item 4.	Purpose of Transaction.

Item 4 is hereby supplemented as follows:

On December 31, 2018, the Issuer entered into a Senior Subordinated Convertible Loan Agreement (the “Loan Agreement”) with Vatera Healthcare and Vatera Investment for the $135 million Loan Facility pursuant to which Vatera Healthcare committed to provide $100 million, and Vatera Investment committed to provide $35 million, of the Convertible Loans under the Loan Facility, subject in each case to the satisfaction (or waiver) of certain conditions precedent set forth therein. The proceeds of the Convertible Loans will be used for working capital and other general corporate purposes. Interest on the Convertible Loans will be paid in arrears at the end of each fiscal quarter, with 50% of such interest paid in cash and the remaining 50% of such interest paid in kind by increasing the principal balance of the outstanding Convertible Loans in an amount equal thereto (which increase will bear interest once added to such principal balance).

The maturity date of the Convertible Loans is January 6, 2025.

The Convertible Loans are convertible at the option of each lender into shares of convertible preferred stock of the Issuer at an initial conversion rate of 6.25 shares of preferred Stock per $1,000 of Conversion Amount (as defined below), subject to adjustment as provided in the Loan Agreement (the “Loan Conversion Rate”). The conversion price is equal to $1,000 divided by the Loan Conversion Rate (the “Conversion Price”). The preferred stock is further convertible at the option of each Lender into shares of common stock of the Issuer at a rate of 100 shares of common stock per one share of preferred stock (the “Common Stock Conversion Rate”). At the option of a lender, the Convertible Loans are also directly convertible into common stock at an initial conversion rate equal to the Loan Conversion Rate multiplied by the Common Stock Conversion Rate. The preferred stock is non-participating, convertible preferred stock, with no dividend rights (other than to participate in common stock dividends on the Company’s common stock on an as-converted basis) or voting rights, and is senior to the common stock upon liquidation (with a liquidation preference equal to the Conversion Amount for the converted loans, as it may thereafter be adjusted pursuant to the Certificate of Designations (plus, if applicable, the amount of any declared but unpaid dividends on such shares of preferred stock)).

The number of shares of preferred stock issuable upon conversion of the Convertible Loans is equal to (i) the Loan Conversion Rate multiplied by (ii) the aggregate principal amount of such Convertible Loans being converted (including any interest paid in kind that has been added to the principal balance of such Convertible Loans at the end of a fiscal quarter), plus any accrued and unpaid interest that is to be paid in kind at the end of the next fiscal quarter but has not yet been so paid, plus the portion of any Exit Fee (as defined in the Loan Agreement) attributable to the committed amount of the Convertible Loans being so converted (clause (ii), collectively, the “Conversion Amount”) divided by $1,000. The number of shares of common stock issuable upon the further conversion of the preferred stock is equal to the Common Stock Conversion Rate multiplied by the number of shares of preferred stock. The Loan Conversion Rate is subject to adjustments customary for convertible notes.

Subject to the satisfaction (or waiver) of the conditions precedent set forth in the Loan Agreement, $75 million of Convertible Loans may be drawn in a single draw on or prior to February 15, 2019, up to $25 million of additional Convertible Loans may be drawn in a single draw after March 31, 2019 but on or prior to June 30, 2019 and up to $35 million of additional Convertible Loans may be drawn in a single draw after June 30, 2019 but on or prior to July 10, 2019.

The summary of the Loan Agreement set forth above is qualified in its entirety by reference to the full text of the Loan Agreement, a copy of which is attached hereto as Exhibit 11 to this Amendment and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)

The beneficial ownership percentages for the Reporting Persons described in this Amendment are based on 6,729,459 shares of Common Stock acquired directly by Vatera Healthcare in connection with the Merger, 1,777,778 shares of Common Stock acquired directly by Vatera Healthcare pursuant to the Equity Commitment Letter, 7,500,000 shares of Common Stock acquired directly by Vatera Healthcare pursuant to the Offering, 222,222 shares of Common Stock acquired directly by VHPM pursuant to the Equity Commitment Letter, 378,500 shares of Common Stock acquired directly by VHPM pursuant to the Offering and 56,020,254 million shares of Common Stock outstanding as of November 2, 2018, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2018. The deemed beneficial ownership of VCM and Mr. Ferro constitutes approximately 29.6% of the Common Stock of the Issuer outstanding as of November 2, 2018; the ownership of Vatera Healthcare constitutes approximately 28.6% of the Common Stock of the Issuer outstanding as of November 2, 2018; and the ownership of VHPM constitutes approximately 1.1% of the Common Stock of the Issuer outstanding as of November 2, 2018.

(b)

Vatera Healthcare directly holds, and has voting and dispositive power over, 16,007,237 of the Shares. VHPM directly holds, and has voting and dispositive power over, 600,722 of the Shares. VCM, as the manager of Vatera Healthcare and VHPM, has voting and dispositive power over all of the Shares. Mr. Ferro, as the Chief Executive Officer and Managing Member of VCM, has voting and dispositive power over all of the Shares. Other than for the purposes of Rule 13d-3 of the Act, each of the Reporting Persons disclaims beneficial ownership of the Shares except to the extent of its or his pecuniary interest therein, as applicable.

(c)	Except as described above, the Reporting Persons have not engaged in any transactions with respect to the Issuer’s Common Stock since the filing of the Original Schedule 13D.

CUSIP No. 58549G 100

(d)

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported in this Schedule 13D.

(e)

On January 2, 2019, Vatera Holdings was replaced as manager of Vatera Healthcare and VHPM by VCM which was appointed as the manager of Vatera Healthcare and VHPM. Vatera Holdings no longer beneficially owns any shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

As described in Item 4 above, on December 31, 2018, Vatera Healthcare entered into the Loan Agreement.

Item 7.	Materials to be Filed as Exhibits

Item is hereby supplemented as follows to add Exhibits 11 and 12:

Exhibit Number	Description

11.	Senior Subordinated Convertible Loan Agreement, dated as of December 31, 2018, by and among Melinta Therapeutics, Inc., Vatera Healthcare Partners LLC and Vatera Investment Partners LLC. (7)

12.	Joint Filing Agreement, dated as of January 3, 2019, by and among the Reporting Persons.

(7)	Incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed January 3, 2019.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated January 3, 2018

VATERA HEALTHCARE PARTNERS LLC

By:	Vatera Capital Management LLC, its Manager

	By:	/s/ Kevin Ferro
Name: Kevin Ferro Title: Chief Executive Officer and Managing Member

VHPM HOLDINGS LLC

By:	Vatera Capital Management LLC, its Manager

	By:	/s/ Kevin Ferro
Name: Kevin Ferro Title: Chief Executive Officer and Managing Member

VATERA CAPITAL MANAGEMENT LLC

By:	/s/ Kevin Ferro
Name: Kevin Ferro Title: Chief Executive Officer and Managing Member

/s/ Kevin Ferro
Kevin Ferro